SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IMPINJ, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

453204109

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Chris Diorio, Ph.D.

Chief Executive Officer

Impinj, Inc.

400 Fairview Avenue North, Suite 1200

Seattle, Washington 98109

Telephone: (206) 517-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis	Yukio Morikubo
Michael Nordtvedt	General Counsel
Jeana S. Kim	Impinj, Inc.
Wilson Sonsini Goodrich & Rosati, P.C.	400 Fairview Avenue North, Suite 1200
701 Fifth Avenue, Suite 5100	Seattle, Washington 98109
Seattle, Washington 98104	(206) 517-5300
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$23,526,638	$2,930

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,402,592 shares of common stock of Impinj, Inc. having an aggregate value of approximately $23.5 million as of April 13, 2018 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Impinj, Inc., a Delaware corporation (“Impinj” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 1,493,358 shares of the Company’s common stock, whether vested or unvested, granted under the 2016 Plan (as defined below), with an exercise price per share equal to or greater than $21.72, that are outstanding at the start of this Exchange Offer and remain outstanding and unexercised through the expiration of this Exchange Offer (the “Eligible Options”).

These Eligible Options may be exchanged for new stock options (“New Options”) upon the terms and subject to the conditions set forth in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated April 18, 2018 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (2) the Launch Email to All Eligible Employees from Chris Diorio, Ph.D., our Chief Executive Officer, dated April 18, 2018, attached hereto as Exhibit (a)(1)(B), and (3) the Election Form, together with it associated instructions, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Employees: (1) the Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer, attached hereto as Exhibit (a)(1)(D), (2) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E), (3) the Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Stock Options for New Stock Options, attached hereto as Exhibit (a)(1)(F), (4) the Form of Notice Email Announcing Employee Meeting, attached hereto as Exhibit (a)(1)(G), (5) the Employee Presentation, attached hereto as Exhibit a(1)(H), and (6) the Screenshots of the Company’s Offer Website, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to each employee of Impinj or certain of its foreign subsidiaries as of the date the Offer commences who remains an employee through the new option grant date. Members of the Company’s board of directors, including our Chief Executive Officer, are not eligible employees and may not participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Impinj, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 400 Fairview Avenue North, Suite 1200, Seattle, Washington 98109, and the telephone number at that address is (206) 517-5300. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Impinj” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the stock options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Participation in exchange; number of shares subject to new options; expiration date,” “6. Acceptance of options for exchange and issuance of new options,” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Participation in exchange; number of new awards; expiration date,” “3. Purpose of the Offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of new options,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of new options,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and Schedules C-1, C-2, C-3, C-4 and C-5 attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 2016 Equity Incentive Plan (the “2016 Plan”) and related agreements attached hereto as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of new options” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purpose of the Offer” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Impinj,” “17. Additional information” and “18. Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 18, 2018.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Form.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Expiration Notice Email.

(a)(1)(G)	Form of Meeting Notice Email.

(a)(1)(H)	Employee Presentation.

(a)(1)(I)	Screenshots from Offer Website.

(b)	Not applicable.

(d)(1)	2016 Equity Incentive Plan (incorporated by reference from Exhibit 10.7 to Impinj’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on July 11, 2016).

(d)(2)	2016 Equity Incentive Plan form of stock option grant and stock option agreement (incorporated by reference from Exhibit 10.8 to Impinj’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on July 11, 2016).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IMPINJ, INC.

/s/ Chris Diorio
Chris Diorio, Ph.D.
Chief Executive Officer

Date: April 18, 2018